UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2021

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Other Information

On February 10, 2021, the registrant issued a press release announcing the closing of a $14.7 million at-the-market registered direct offering, filed as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agency Agreement, dated February 8, 2021, between the registrant and Roth Capital Partners, LLC, Kingswood Capital Markets, division of Benchmark Investments, Inc., and Maxim Group LLC

10.1	Form of Securities Purchase Agreement

99.1	Press Release, dated February 10, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By:	/s/ Xiaofeng Peng
Name:	Xiaofeng Peng
Title:	Chief Executive Officer

Date: February 10, 2021

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